Exhibit (h)(1)(c)

AMENDMENT TO

SERVICE AGREEMENT

This amendment TO SERVICE AGREEMENT (this “Amendment”) is entered into as of the 3rd day of June, 2015 (the “Effective Date”) by and between SEQUOIA FUND, INC., a Maryland corporation, having its principal place of business at 9 West 57th Street, Suite 5000, New York, New York 10015 (the “Fund”), and DST SYSTEMS, INC. (f/k/a Data-Sys-Tance, Inc.), a Delaware corporation, having its principal place of business at 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105 (“DST”).

WHEREAS, the Fund and DST have entered into that certain Service Agreement, dated June 11, 1973 and amended through May 17, 2014 (the “Agreement”).

WHEREAS, the Fund and DST wish to further amend the terms of the Agreement as outlined below.

NOW, THEREFORE, in consideration of the mutual promises, undertakings, covenants and conditions set forth herein, the Fund and DST agree as follows:

1. Amendment to Agreement.

a.	With effect as of the Effective Date, the Fund will pay to DST the fees in accordance with Exhibit A, attached to this Amendment.

b.	Notwithstanding anything contained in the Agreement to the contrary, the term of the Agreement is extended until June 30, 2016 and thereafter may be terminated by either party by the giving to the other party of at least 90 days’ prior written notice. provided, however, that the effective date of any termination shall not occur during the period from December 15 through March 30 of any year to avoid adversely impacting year end. If such notice is not given by either party to the other at least 90 days prior to the end of the then current term, this Agreement shall automatically extend for a renewal term of twelve (12) months.

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2. Effect on Agreement. As of the Effective Date, this Amendment shall be effective to amend the Agreement and to the extent of any conflict between the Agreement and this Amendment, this Amendment supersedes and replaces the Agreement.

3. Execution in Counterparts/Facsimile Transmission. This Amendment may be executed in separate counterparts, each of which will be deemed to be an original and all of which, collectively, will be deemed to constitute one and the same Amendment. This Amendment may also be signed by exchanging facsimile copies of this Amendment, duly executed, in which event the parties hereto will promptly thereafter exchange original counterpart signed copies hereof.

4. Terminology. The words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation”. The words “herein”, “hereof”, “hereunder” and similar terms will refer to this Amendment unless the context requires otherwise.

5. Agreement in Full Force and Effect. Except as specifically modified by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect, and the Agreement, as amended by this Amendment, and all of its terms, including, but not limited to any warranties and representations set forth therein, if any, are hereby ratified and confirmed by the Fund and DST as of the Effective Date.

6. Capitalized Terms. All capitalized terms used but not defined in this Amendment will be deemed to be defined as set forth in the Agreement.

7. Authorization. Each party hereby represents and warrants to the other that the person or entity signing this Amendment on behalf of such party is duly authorized to execute and deliver this Amendment and to legally bind the party on whose behalf this Amendment is signed to all of the terms, covenants and conditions contained in this Amendment.

8. Governing Law. This Amendment shall be construed according to and governed by the laws of the State of Delaware.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the date first written above.

SEQUOIA FUND, INC.

By: /s/ Todd Ruoff

Name: Todd Ruoff

Title: Executive Vice President

DST SYSTEMS, INC.

By: /s/ James F. Dobbie

Name: James F. Dobbie

Title: Vice President

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